Exhibit 4.6
SECOND AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 12.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that (i) is required by law to maintain the tax-qualified status of the Plan, or (ii) when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.    The FBPC has concluded that the amendment set forth below (i) is required by law to maintain the tax-qualified status of the Plan, and (ii) when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.    The FBPC desires to amend the Plan to implement certain changes to the rules governing hardship distributions under the Plan, pursuant to changes in law contained in the Bipartisan Budget Act of 2018 and related Treasury Regulations.

Amendment of the Cardinal Health 401(k) Savings Plan

The Plan is hereby amended as set forth below, effective as of January 1, 2019.

1.    Section 6.01(A) of the Plan is hereby amended by striking the “or” at the end of subsections 6.01(A)(iv) and 6.01(A)(vi), renumbering subsection 6.01(A)(vii) as subsection 6.01(A)(viii), and inserting the following new subsection 6.01(A)(vii):

“(vii)    Expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, provided that the employee’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster; or”

2.    Section 6.01(B) of the Plan is hereby amended in its entirety as follows:

“B.    A distribution will be considered to be necessary to satisfy an immediate and heavy financial need of the Participant only if:

(i)    The Participant has obtained all distributions other than hardship distributions, and all nontaxable loans, currently available under all plans maintained by the Employer; and

(ii)    The distribution is not in excess of the amount necessary to satisfy the immediate and heavy financial need, including any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution. A distribution will not be treated as necessary to satisfy an immediate and heavy financial need unless each of the following requirements is satisfied:

a.    The Participant has obtained all other currently available distributions (including distributions of ESOP dividends under Code Section 404(k), but not hardship distributions) under the Plan and all other deferred compensation plans, whether qualified or nonqualified, maintained by the Company;

b.    The Participant has provided to the Plan Administrator (or its designee) a representation in writing (including by using an electronic medium as defined in Treasury Regulation Section 1.401(a)-21(e)(3)), or in such other form as may be permitted in guidance issued by the Internal Revenue Service, that he or she has insufficient cash or other liquid assets reasonably available to satisfy the need; and

c.    The Plan Administrator does not have actual knowledge that is contrary to the representation described in Section 6.01(B)(ii)(b).”

3.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By:     /s/ Kendell F. Sherrer

Its:     VP, Compensation and Benefits

Date:     February 22, 2021